WalkMe Ltd.

1 Walter Moses St.,

Tel Aviv 6789903, Israel

+972 (3) 763-0333

June 11, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jan Woo
Mitchell Austin
Rebekah Lindsey
Christine Dietz

Re:	WalkMe Ltd.
Registration Statement on Form F-1 (Registration No. 333-256219)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-256219) (the “Registration Statement”), of WalkMe Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on June 15, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Nathan Ajiashvili at (212) 906-2916.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Nathan Ajiashvili of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature page to follow]

Very truly yours,

WalkMe Ltd.

By:	/s/ Dan Adika
Name:	Dan Adika
Title:	Chief Executive Officer

cc:	Rafael Sweary, WalkMe Ltd.

Andrew Casey, WalkMe Ltd.

Marc D. Jaffe, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Haleli Barath, BFP & Co.

Noma Floom, BFP & Co.

Shachar Hadar, Meitar | Law Offices

[Signature Page to Acceleration Request]